Exhibit 3.2

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Health Sciences Acquisitions Corporation 2 (ROC #362941) (the “Company”)

TAKE NOTICE that at an extraordinary general meeting of the Company held on 26 July 2022, the following special resolution was passed:

Proposal No. 1 – The Extension Proposal

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Articles 48.7 and 48.8 in their entirety and the insertion of the following language in their place:

48.7	In the event that the Company does not consummate a Business Combination by November 6, 2022 (the “Extension Date”), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.

Notwithstanding this Article or any other provision of the Articles, without approval of the Members, the Directors may, at their option and upon five days’ advance notice prior to the applicable deadline, extend the period of time to consummate a Business Combination up to three times, each by an additional one month (for a total of up to three months from the Extension Date to consummate a Business Combination) (as applicable, the “Deadline Date”), unless the consummation and closing of a Business Combination shall have occurred.

48.8	In the event that any amendment is made to this Article that would affect the substance or timing of the Company’s obligation to:

(a)	provide for the redemption of the Public Shares in connection with a Business Combination; or

(b)	redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination by the Extension Date or, if applicable, the Deadline Date, or such later time as the Members may approve in accordance with the Articles, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem his, her or its Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. Any redemption pursuant to this Article shall be subject to the Redemption Limitation.

/s/ Kathy
Wai Yan Ng
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 27th day of July 2022